Allianz Life Insurance Company of North America

John Hite
Senior Counsel, Associate General Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297

Telephone: 763-765-7494
John.Hite@allianzlife.com
www.allianzlife.com

CORRESPONDENCE FILING

August 27, 2024
Mr. Mark Cowan, Senior Counsel
Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F Street NE
Washington, DC 20549-8626
Re:	Post-Effective Amendment No. 1 to the Form S-1 Registration Statement, Submitted July 8, 2024, File No. 333-278754 (Allianz Index Advantage+ Income Variable Annuity)
Mr. Cowan:
We received comments from you on August 23, 2024, with respect to Registrant’s above referenced Post-Effective Amendment No. 1 to the Form S-1 Registration Statement, filed on July 8, 2024. This correspondence responds to your comments. We will make conforming changes to the prospectus in both the Form S-1 and Form N-4 Registration Statements, and to other products.
August 23, 2024 Prospectus Comments
I. PROSPECTUS
Index Advantage+ Income:
Cover Page
1.
Please add a sentence to the cover page indicating that the availability of Index Options varies based on the date the Contract was purchased. Additionally, include a cross-reference to where an investor can find further information regarding Index Option availability.

Response:
The Company has added language consistent with the Staff’s comment. Specifically, the following sentences were added to the Cover Page: “The availability of Index Options varies based on the date this Contract was purchased. For specific information regarding the availability of each Index Option, please see the Overview of the Contract section of this prospectus.”

Glossary
2.	Within the definition of Index Dual Precision Strategy, please revise the fourth sentence to state that an investor may still receive negative Performance Credits under this Crediting Method.
Response:	The Company has revised the identified language consistent with the Staff’s comment. The identified language has been revised to state “This Crediting Method provides a positive Performance Credit for negative market movements when the loss is less than or equal to the applicable 10%, 20%, or 30% Buffer. However, you can still receive negative Performance Credits under this Crediting Method when the loss is greater than the Buffer, which means you can lose principal and previous earnings.”

Comparing Crediting Methods
3.	Please add language indicating that the Trigger Rate is not applied annually for multi-year Index Dual Precision Strategy Index Options.
Response:
The Company has revised the identified language consistent with the Staff’s comment. The Company has added a sentence stating: “We do not apply the Trigger Rate annually on 3-year and 6-year Term Index Options.” Similarly, we’ve added language to the Index Performance Strategy row indicating that the Cap is not applied annually on 3-year and 6-year Term Index Options.

Bar Chart Examples of Crediting Method Performance
4.	Please confirm that the bar chart examples will be updated to reflect the new 3-year and 6-year Index Dual Precision Strategy Index Options.
Response:	The Company confirms that it will update the identified bar charts in a future registration statement filing for which effectiveness is requested.
Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at (763)765-7494. Further, I can be reached at the following address:
Allianz Life, 5701 Golden Hills Drive, Minneapolis, MN 55416.
Sincerely,
ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
By:     /s/ John P. Hite
  John P. Hite
   Senior Counsel, Associate General Counsel